UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

1 Temasek Avenue,

#10-02 Millenia Tower

Singapore 039182

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 14, 2024, Grindrod Shipping Holdings Ltd. (the “Company”) issued a press release announcing the despatch of a circular to the shareholders of the Company and notice of the Company’s intent to hold an Extraordinary General Meeting. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibits

99.1	Notice of Despatch of Circular and Notice of Extraordinary General Meeting to Shareholders, dated May 14, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: May 14, 2024	/s/ Edward Buttery
	Name:	Edward Buttery
	Title:	Chief Executive Officer

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